Contact

www.linkedin.com/in/jamiesnedden (LinkedIn)

Top Skills

Operations Management
Team Leadership
Strategy

Honors-Awards

Investment
Best New Mobile Technology
2015 LSE Generate Winner
Clair Drever Scholarship
2015 Saltire Scholar

Jamie Snedden

Co-Founder & CEO at Groundfloor
San Francisco, California, United States

Experience

Groundfloor

Co-Founder & CEO
July 2021 - Present (3 years 10 months)
San Francisco Bay Area

Zamna.

Head Of Finance and Operations
November 2019 - June 2021 (1 year 8 months)
London, United Kingdom

Fat Llama

1 year 6 months

Head Of Operations
November 2018 - November 2019 (1 year 1 month)
London, United Kingdom

Senior Operations Manager
June 2018 - November 2018 (6 months)
London, United Kingdom

Hostmaker

London Operations Manager
July 2017 - June 2018 (1 year)
London, United Kingdom

Hulah

Co-Founder & COO
August 2015 - July 2017 (2 years)
Greater Denver Area

Barclays Wealth and Investment Management

Wealth Operations Intern
July 2015 - September 2015 (3 months)
Singapore

US-UK Fulbright Commission
Fulbright Scholar
June 2014 - August 2014 (3 months)
Bloomington, Indiana Area

European Parliament
Strategy Intern
April 2014 - June 2014 (3 months)
Brussels Area, Belgium

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Education

Glasgow School of Art
Bachelor of Architecture

Indiana University - Kelley School of Business
Fulbright Scholar for Social Enterprise